CHS INC.

5500 Cenex Drive

Inver Grove Heights, Minnesota 55077

(651) 355-6000

March 28, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

Re:	CHS Inc.
Registration Statement on Form S-1
(File No. 333-215771)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CHS Inc. hereby respectfully requests that the effective time of the above-referenced registration statement be accelerated to 10:00 a.m. Washington, D.C. time on Thursday, March 30, 2017, or as soon as practicable thereafter.

Very truly yours,

CHS INC.

By:	/s/ Timothy Skidmore
Name:	Timothy Skidmore
Title:	Executive Vice President and Chief Financial Officer